Nocera, Inc.

2030 Powers Ferry Road SE

Suite No. 212

Atlanta, Georgia 30339

June 20, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Nocera, Inc.
Amendment No. 1 to Form 10-K/A for Fiscal Quarter Ended December 31, 2024 Filed June 4, 2025 Response dated June 9, 2025
File No. 001-41434

Dear Ms. Shafique and Mr. Pavot:

On behalf of Nocera, Inc. (the “Company,” “Nocera,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on June 9, 2025, regarding the Company’s Amendment No. 1 to Form 10-K/A filed on June 4, 2025 for the fiscal year ended December 31, 2024 (the “10-K/A”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the 10-K/A. We have filed Amendment No. 2 to the 10-K/A (the “Amendment”) with the Commission today.

Form 10-K/A filed June 4, 2025

Report of Independent Registered Public Accounting Firm, page F-2

1.	The opinion date does not appear to cover the subsequent revisions to your financial statement disclosures. Please revise pursuant to paragraph 18e of PCAOB Auditing Standard 3101 and Auditing Standard 3110.

1

Response: Please be advised that we have amended the disclosures on F-2 of the 10-K/A per the Staff’s comment as follows:

Note 8. Prepaid Expenses and Other Assets, Net, page F-35

2.	It appears that the receivable from SY Media is required to be eliminated from your December 31, 2024 and March 31, 2025 consolidated financial statements. Based on your disclosures on pages F-11 and F-49, it appears that SY Media is a consolidated entity.

Response: Please be advised that we have amended the disclosures on page F-35 of the 10-K/A per the Staff’s comment as follows:

	December 31, 2024	December 31, 2023
	$	$
Prepaid Expenses	43,158	7,795
Other receivables from third party	600,011	2,570
Prepaid expenses and other assets, net	643,169	10,365

Other receivables as of December 31, 2024 and 2023 were $643,169 and $10,365, respectively. Other receivables include e-commerce live stream receivables for goods and e-commerce sales deposit.

Other receivables from third parties primarily include employee loans totaling $361,830, issued on December 31, 2023; March 1, 2024; June 1, 2024; September 1, 2024; and October 1, 2024. Additionally, the balance includes e-commerce livestream sales deposits of $6,530, recorded on December 31, 2023; June 1, 2024; and August 1, 2024. A balance of $176,283 is due from third party of SY Media in connection with the Company’s livestream events, recorded on June 1, 2024. These receivables are expected to be collected in accordance with normal payment cycles and are considered part of ongoing operations. A further $5,659 relates to prior-year receivables from GZ GSI for fish sales in China, originally recognized on December 1, 2021.

Note 25. Segment Reporting, page F-49

3.	Please revise to reconcile the total of the aggregate reportable segments’ measures of profit or loss to your consolidated income before income taxes, in accordance with ASC 280-10-50-30(b). Please also ensure the total of the reportable segments’ revenues are consistent with your consolidated revenues, as noted that total revenues for FY2024 presented as part of segment disclosures do not agree with what is presented on the income statement for the same period. Note also that the segment disclosures are also required in your interim financial statements including your March 31, 2025 Form 10-Q, See ASC 280-10-50-32.

Response: Please be advised that we have amended the disclosures on page F-49 of the 10-K/A and page 28 of the 10-Q/A per the Staff’s comment as follows:

The Company’s CODM is responsible for reviewing the results of operations and allocating resources across the Company’s reportable segments, including Fish Trading and Catering Services. These operating segments reflect the manner in which the CODM allocates resources and evaluates performance.

These segments align with how management evaluates performance and allocates resources. Segment performance is evaluated based on segment revenue and operating profit, which includes direct costs and segment-specific general and administrative expenses and tax, but excludes corporate overhead and interest.

2

The summary of key information by segments for the years ended December 31, 2024 and 2023 was as follows:

For year ended December 31, 2024

	Sales of Fish Trading	Sales of Catering	E-Commerce	Total

Revenue	$16,574,440	$168,853	$269,839	$17,013,132
Cost of revenue	$16,486,310	$114,453	$78,108	$16,678,871
Gross profit	$88,130	$54,400	$191,731	$334,261
General and administrative expenses	$(447,742)	$(597,774)	$(1,089,820)	$(2,135,336)
Segment operating losses	$(359,612)	$(543,374)	$(898,089)	$(1,801,075)
Income tax expenses	$(121,575)	$(2,495)	$–	$(124,070)
Segment losses	$(481,187)	$(545,869)	$(898,089)	$(1,925,145)

For year ended December 31, 2023

	Sales of Fish Trading	Sales of Catering	Total

Revenue	$23,713,516	$202,410	$23,915,926
Cost of revenue	$23,558,911	$162,056	$23,720,967
Gross profit	$154,605	$40,354	$194,959
General and administrative expenses	$(1,052,507)	$(1,293,816)	$(2,346,323)
Segment operating losses	$(897,965)	$(1,253,462)	$(2,151,364)
Income tax expenses	$–	$–	$–
Segment losses	$(897,965)	$(1,253,462)	$(2,151,364)

The following tables set forth a summary of single customers who represent 10% or more of the Company’s segments revenue, net:

	Fish Trading
	December 31, 2024	December 31, 2023

Percentage of fish trading revenue
Customer A	18.90%	19.90%
Customer B	16.40%	26.50%
Customer C	11.40%	10.50%
Customer D	16.50%	13.20%
Customer E	16.50%	–
Customer F	–	11.40%
	79.7%	81.50%

3

	Catering
	December 31, 2024	December 31, 2023

Percentage of catering revenue
Customer G	11.11%	49.19%
Customer H	11.92%	40.69%
Customer I	52.41%	–
	75.44%	89.89%

	E--commerce
	December 31, 2024	December 31, 2023

Percentage of e-commerce revenue
Customer J	26.36%	–
	26.36%	–

Effective as of January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company’s Chief Operating Decision Maker (“CODM”) is its Executive Director, Song-Yuan Teng, who is responsible for reviewing the results of operations and allocating resources across the Company’s reportable segments, including Fish Trading and Catering Services. These operating segments reflect the manner in which the CODM allocates resources and evaluates performance.

These segments align with how management evaluates performance and allocates resources. Segment performance is evaluated based on segment revenue and operating profit, which includes direct costs and segment-specific general and administrative expenses and tax, but excludes corporate overhead and interest.

The summary of key information by segments for the three months ended March 31, 2025 and 2024 was as follows:

For three months ended March 31, 2025

	Sales of Fish Trading	Sales of Catering	E-Commerce	Total

Revenue	$4,474,206	$2,089	$57,833	$4,534,128
Cost of revenue	$4,465,209	$1,567	$16,402	$4,483,178
Gross profit	$8,997	$522	$41,431	$50,950
General and administrative expenses	$(60,323)	$(195,407)	$(78,641)	$(334,371)
Segment operating losses	$(51,326)	$(194,885)	$(37,210)	$(283,421)
Income tax expenses	$–	$–	$–	$–
Segment losses	$(51,326)	$(194,885)	$(37,210)	$(283,421)

4

For three months ended March 31, 2024

	Sales of Fish Trading	Sales of Catering	E-Commerce	Total

Revenue	$4,764,517	$86,373	$48,990	$4,899,880
Cost of revenue	$4,754,614	$43,989	$17,316	$4,815,919
Gross profit	$9,903	$42,384	$31,674	$83,961
General and administrative expenses	$(27,955)	$(166,429)	$(257,080)	$(451,464)
Segment operating losses	$(18,052)	$(124,045)	$(225,406)	$(367,503)
Income tax expenses	$(124,146)	$–	$–	$(124,146)
Segment losses	$(142,198)	$(124,045)	$(225,406)	$(491,649)

The following tables set forth a summary of single customers who represent 10% or more of the Company’s segments revenue, net:

	Fish Trading
	March 31, 2025	March 31, 2024

Percentage of fish trading revenue
Customer A	21.47%	37.45%
Customer B	24.25%	–
Customer C	18.42%	–
Customer D	20.50%	10.01%
Customer E	–	18.21%
Customer F	–	15.35%
	84.65%	81.01%

	Catering
	March 31, 2025	March 31, 2024

Percentage of catering revenue
Customer G	83.99%	–
	83.99%	–

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4.	Please disclose the amount of revenue from any single customer that exceeded 10% of consolidated revenue in 2024 and/or 2023. See ASC 280-10-50-42.

Response: Please be advised that we have amended the disclosures on page F-49 of the 10-K/A and page 28 of the 10-Q/A per the Staff’s comment as follows:

The Company’s CODM is responsible for reviewing the results of operations and allocating resources across the Company’s reportable segments, including Fish Trading and Catering Services. These operating segments reflect the manner in which the CODM allocates resources and evaluates performance.

These segments align with how management evaluates performance and allocates resources. Segment performance is evaluated based on segment revenue and operating profit, which includes direct costs and segment-specific general and administrative expenses and tax, but excludes corporate overhead and interest.

The summary of key information by segments for the years ended December 31, 2024 and 2023 was as follows:

For year ended December 31, 2024

	Sales of Fish Trading	Sales of Catering	E-Commerce	Total

Revenue	$16,574,440	$168,853	$269,839	$17,013,132
Cost of revenue	$16,486,310	$114,453	$78,108	$16,678,871
Gross profit	$88,130	$54,400	$191,731	$334,261
General and administrative expenses	$(447,742)	$(597,774)	$(1,089,820)	$(2,135,336)
Segment operating losses	$(359,612)	$(543,374)	$(898,089)	$(1,801,075)
Income tax expenses	$(121,575)	$(2,495)	$–	$(124,070)
Segment losses	$(481,187)	$(545,869)	$(898,089)	$(1,925,145)

For year ended December 31, 2023

	Sales of Fish Trading	Sales of Catering	Total

Revenue	$23,713,516	$202,410	$23,915,926
Cost of revenue	$23,558,911	$162,056	$23,720,967
Gross profit	$154,605	$40,354	$194,959
General and administrative expenses	$(1,052,507)	$(1,293,816)	$(2,346,323)
Segment operating losses	$(897,965)	$(1,253,462)	$(2,151,364)
Income tax expenses	$–	$–	$–
Segment losses	$(897,965)	$(1,253,462)	$(2,151,364)

6

The following tables set forth a summary of single customers who represent 10% or more of the Company’s segments revenue, net:

	Fish Trading
	December 31, 2024	December 31, 2023

Percentage of fish trading revenue
Customer A	18.90%	19.90%
Customer B	16.40%	26.50%
Customer C	11.40%	10.50%
Customer D	16.50%	13.20%
Customer E	16.50%	–
Customer F	–	11.40%
	79.7%	81.50%

	Catering
	December 31, 2024	December 31, 2023

Percentage of catering revenue
Customer G	11.11%	49.19%
Customer H	11.92%	40.69%
Customer I	52.41%	–
	75.44%	89.89%

	E--commerce
	December 31, 2024	December 31, 2023

Percentage of e-commerce revenue
Customer J	26.36%	–
	26.36%	–

Effective as of January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company’s Chief Operating Decision Maker (“CODM”) is its Executive Director, Song-Yuan Teng, who is responsible for reviewing the results of operations and allocating resources across the Company’s reportable segments, including Fish Trading and Catering Services. These operating segments reflect the manner in which the CODM allocates resources and evaluates performance.

These segments align with how management evaluates performance and allocates resources. Segment performance is evaluated based on segment revenue and operating profit, which includes direct costs and segment-specific general and administrative expenses and tax, but excludes corporate overhead and interest.

7

The summary of key information by segments for the three months ended March 31, 2025 and 2024 was as follows:

For three months ended March 31, 2025

	Sales of Fish Trading	Sales of Catering	E-Commerce	Total

Revenue	$4,474,206	$2,089	$57,833	$4,534,128
Cost of revenue	$4,465,209	$1,567	$16,402	$4,483,178
Gross profit	$8,997	$522	$41,431	$50,950
General and administrative expenses	$(60,323)	$(195,407)	$(78,641)	$(334,371)
Segment operating losses	$(51,326)	$(194,885)	$(37,210)	$(283,421)
Income tax expenses	$–	$–	$–	$–
Segment losses	$(51,326)	$(194,885)	$(37,210)	$(283,421)

For three months ended March 31, 2024

	Sales of Fish Trading	Sales of Catering	E-Commerce	Total

Revenue	$4,764,517	$86,373	$48,990	$4,899,880
Cost of revenue	$4,754,614	$43,989	$17,316	$4,815,919
Gross profit	$9,903	$42,384	$31,674	$83,961
General and administrative expenses	$(27,955)	$(166,429)	$(257,080)	$(451,464)
Segment operating losses	$(18,052)	$(124,045)	$(225,406)	$(367,503)
Income tax expenses	$(124,146)	$–	$–	$(124,146)
Segment losses	$(142,198)	$(124,045)	$(225,406)	$(491,649)

The following tables set forth a summary of single customers who represent 10% or more of the Company’s segments revenue, net:

	Fish Trading
	March 31, 2025	March 31, 2024

Percentage of fish trading revenue
Customer A	21.47%	37.45%
Customer B	24.25%	–
Customer C	18.42%	–
Customer D	20.50%	10.01%
Customer E	–	18.21%
Customer F	–	15.35%
	84.65%	81.01%

8

	Catering
	March 31, 2025	March 31, 2024

Percentage of catering revenue
Customer G	83.99%	–
	83.99%	–

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach us via Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

Nocera, Inc.

By:	/s/ Andy Ching-An Jin
Chief Executive Officer

cc: Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP

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